UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2015

Golar LNG Partners LP
(Translation of registrant’s name into English)

2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2015

Highlights

•	Golar LNG Partners LP reports net income attributable to unit holders of $32.7 million and operating income of $71.7 million for the third quarter of 2015.

•	Generated distributable cash flow of $51.8 million for the third quarter with a coverage ratio of 1.34.

•	Strong operational performance with 100% availability of the fleet for scheduled operations and 99.7% availability after accounting for 3 days of the Golar Freeze drydock.
Subsequent Events

•	Successfully refinanced amounts outstanding in relation to the Golar Eskimo.

•	Identified potential 2016 acquisition target, the FSRU Golar Tundra.

•	GoFLNG Hilli Cameroon project takes FID and becomes a firm 2017 acquisition prospect.

Financial Results Overview
Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $32.7 million and operating income of $71.7 million for the third quarter of 2015 ("the third quarter or 3Q"), as compared to net income attributable to unit holders of $41.0 million and operating income of $62.3 million for the second quarter of 2015 ("the second quarter or 2Q") and net income attributable to unit holders of $66.9 million and operating income of $65.4 million for the third quarter of 2014.

(USD '000)	Q3 2015	Q2 2015	Q3 2014
Revenue	114,133	105,715	104,505
EBITDA	94,965	84,845	86,218
Net Interest Expense	(13,909)	(13,784)	(11,098)
Other Financial Items	(19,045)	(1,468)	145
Taxes	(3,542)	(3,417)	15,116
Net Income	32,668	41,028	66,930
Net Debt	1,275,516	1,305,351	991,218

An increase in revenue net of voyage expenses from $103.6 million in the second quarter to $111.9 million in the third quarter reflects two key items. Firstly, the Golar Freeze incurred 51 days offhire related to its drydock in 2Q as opposed to only 3 days in 3Q. This accounts for around $6.6 million of the $8.3 million increase. Secondly, the Golar Eskimo was chartered back to Golar LNG Limited ("Golar") in 2Q at a pre-

agreed rate equivalent to $12.4 million. From July 1, Golar Partners retain all revenues received from the Hashemite Kingdom of Jordan and this exceeds the quarterly revenue previously receivable from Golar. This contributed an additional $1.9 million to 3Q revenues.
Vessel operating expenses at $15.3 million were $1.9 million lower than the second quarter cost of $17.2 million. Repair costs across the fleet were high in the second quarter, in particular the Golar Freeze non-drydock related repairs. Operating cost reductions were also noted against the Golar Eskimo, Golar Spirit and the Golar Grand. Administration expenses at $1.6 million were slightly higher than the prior quarter cost of $1.5 million.
Net interest expense at $13.9 million for the third quarter was also in line with the second quarter. Other financial items for the third quarter were a loss of $19.0 million compared to a $1.5 million loss in the second quarter. A second quarter non-cash mark-to-market valuation gain of $6.0 million became a $13.3 million non-cash loss in the third quarter following a 24bps and 37bps decrease in 3-year and 5-year interest rate swap rates respectively.
The Partnership's Distributable Cash Flow1 for the third quarter was $51.8 million as compared to $41.4 million in the second quarter and the coverage ratio was 1.34 as compared to 1.07 for the first quarter. The coverage ratio was negatively impacted in the second quarter by the scheduled drydocking of the Golar Freeze.
1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
Corporate and Other Matters
Our General Partner, Golar, announced on August 4, 2015 a unit purchase program of up to $25.0 million worth of Golar Partners outstanding units over the subsequent 12 months. To date, Golar has purchased 240,000 shares in open market transactions increasing its stake in the Partnership to 30.4% inclusive of its General Partner stake.
On October 27, 2015, Golar Partners declared a distribution for the second quarter of $0.5775 per unit. The third quarter distribution was paid on November 13, 2015 on total units of 62,870,335.
At the annual meeting of limited partners on September 23, Kate Blankenship resigned her position as Director and member of the Partnerships Audit Committee. The Board of Golar Partners is incredibly grateful for her long standing and invaluable service. To meet NASDAQ Listing Rules, the Partnership must appoint a replacement no later than March 21, 2016. This position is appointed by the Partnerships General Partner and a replacement appointment is anticipated ahead of this date.
Operational Review
The fleet continued to operate at a very high standard during the quarter with 100% utilization of all vessels during scheduled operations and 99.7% utilization after accounting for the concluding 3 days of the Golar Freeze drydock. The Golar Grand represents the only remaining vessel in the fleet scheduled for a near-term drydock but this has been postponed until 2016. The FSRU Golar Eskimo completed its commissioning for the Hashemite Kingdom of Jordan without issue on July 12 and has been regasifying almost continuously ever since. The Middle East has seen a significant increase in demand for LNG in recent years and Jordan is now a new contributor to this market having concluded tenders to buy 19 cargoes through to the end of 2016.

Financing and Liquidity
As of September 30, 2015, the Partnership had cash and cash equivalents of $38.7 million and undrawn revolving credit facilities of $70 million. Total debt and capital lease obligations net of total cash balances was $1,275.5 million as of September 30, 2015.
Based on the above net debt amount and annualized2 third quarter 2015 adjusted EBITDA3, Golar Partners' debt to adjusted EBITDA multiple was 3.4.
As of September 30, 2015, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,208.4 million (including swaps with a notional value of $377.2 million in connection with the Partnership's bonds but excluding $100.0 million of forward starting swaps) representing approximately 95% of net debt. No new swaps were entered into during the quarter, nor did any mature. The average fixed interest rate of swaps related to bank debt is approximately 2.14% with average maturity of approximately 2.9 years as of September 30, 2015.
As of September 30, 2015, the Partnership had outstanding bank debt of $956.8 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.35%, a Norwegian Krone (NOK) bond of $152.7 million with a fixed rate of 6.485% and a $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%. The Partnership has a currency swap to hedge the NOK exposure for the Norwegian Krone bond. As the US dollar has appreciated against the NOK during the quarter, the value of this bond in USD terms has decreased whilst the swap liability has risen. The total swap liability as at September 30, 2015, which also includes an interest rate swap element, was $85.5 million.

At quarter end, the Partnership also had a $100.0 million vendor loan from Golar entered into in connection with the acquisition of the Golar Eskimo. On November 25 the Partnership successfully concluded and drew upon a refinancing facility in respect of the Golar Eskimo. This $256.5 facility, which has a tenor of 10 years, has been used to refinance the FSRU's existing $156.0 million debt and to repay the $100 million vendor loan.
2Annualized means the figure for the quarter multiplied by 4.
3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
Outlook
There are no drydocks planned for the fourth quarter, Golar Grand drydock having been postponed until 2016. Additionally, for the second year running, KNPC have extended the regas season for the Golar Igloo from its usual 9 month period to 10 months. Full hire will therefore be received until December 31 and this year’s winter downtime period will only be for January and February 2016. Fourth quarter operating earnings, distributable cash flow and coverage are therefore expected to be approximately in line with the third quarter.
As at September 30, 2015, Golar Partners had a total revenue backlog of $2.5 billion, an average remaining contract term of 5.2 years and a coverage ratio for the third quarter of 1.34. The Partnership also benefits from the fact that its highest earning assets have the longest contracts. Seventy percent of the current fleet have contracts extending beyond 2017. These assets account for a disproportionate 81%4 of net revenue and this share will likely increase with the potential acquisitions of FSRU Golar Tundra in 2016 and GoFLNG Hilli from 2H 2017.

Good progress was made by Golar during the quarter with regards to the contracting of its assets. The Golar Tundra FSRU was contracted for a five year period in Ghana with an expected annual EBITDA of approximately $44 million to a venture jointly owned by NNPC and Sahara Energy. The Golar Tundra FSRU is therefore expected to be the Partnership’s next dropdown candidate with a likely timing sometime in the second quarter of 2016. Golar Partner’s current relatively low net debt to EBITDA ratio of 3.4 affords it the flexibility to fully debt finance this acquisition if deemed beneficial.
All contracts for the GoFLNG Hilli project have now been signed and the project has taken FID. An LNG Sale and Purchase Agreement for the gas off-take has also been executed by Perenco, SNH and Gazprom. GoFLNG Hilli will deliver an approximate minimum level of expected EBITDA of $170 million in the first full year of operation, based on the utilization of 2 of the available 4 liquefaction trains. GoFLNG Hilli will commence operations in Cameroon in Q2 2017 and the contract has an initial duration of 8 years. The GoFLNG franchise now represents a transformational growth opportunity for both Golar and the Partnership. It should be noted that Golar Partners will consider, together with Golar, the possibility of acquiring FLNG assets in a piecemeal fashion by acquiring percentages of the asset owning company.
The current weakness in the Partnership’s unit price and the wider MLP market is to a large extent linked to low oil prices and concerns around the future growth of US oil production. However, low natural gas and LNG prices are stimulating demand for LNG and increasing activity in the FSRU market. The lack of a secure supply of LNG at a reasonable price has often been an obstacle for FSRU projects in the past. Golar’s recent order of a newbuild FSRU delivering in 2017 plus options was driven by this increasing demand for FSRU services. Five FSRU’s have been contracted over the past 12 months and many more are expected over the coming years.
Golar’s GoFLNG projects also potentially benefit from low LNG and gas prices. Demand for natural gas and LNG is growing at a faster rate than other hydrocarbons, and, most significantly, at current low prices could trigger coal to gas switching in some markets. However, the more expensive land based LNG projects may well struggle to make FID in the current environment. This will not impact demand and Golar’s low cost GoFLNG units have the opportunity to capture greater market share. An additional advantage for Golar’s GoFLNG projects is that development of stranded gas reserves, particularly in Africa, has a potentially much lower cost than Henry Hub gas for US export projects. Golar Partners has a first class operational track record, a solid revenue backlog, a diversified asset portfolio, acquisition prospects in sight and a strong balance sheet. The Board believes that this financial stability together with the forecast growth in the global LNG market and the fact that Golar Partners business can actually benefit from low natural gas prices puts the Partnership in a good position for future growth.

4Net of 40% Non-controlling interest of the Golar Mazo and based on 3Q 2015 net time charter earnings

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control.

Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•	statements about Golar Partners and Golar's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Eskimo, which we acquired from Golar in January 2015;

•	our estimates of annual contracted revenues that may be generated by the acquisition of the Golar Eskimo;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

Factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

November 30, 2015
Golar LNG Partners L.P.
Hamilton, Bermuda

Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Finance Officer
Graham Robjohns - Chief Executive Officer

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2015	2015	2015	2014	2014
	Jul-Sept	Apr-Jun	Jan-Sept	Jul-Sept	Jan-Sept
(in thousands)

Time charter revenues	105,853	91,010	286,419	104,505	293,782
Time charter revenues from related parties (1)	8,280	14,705	33,275	—	—
Total operating revenues	$114,133	$105,715	$319,694	$104,505	$293,782
Vessel operating expenses	15,348	17,214	48,208	14,326	44,654
Voyage and commission expenses	2,203	2,160	5,674	2,475	5,198
Administrative expenses	1,617	1,496	4,661	1,486	4,272
Depreciation and amortization	23,244	22,574	68,418	20,828	58,371
Total operating expenses	42,412	43,444	126,961	39,115	112,495

Operating income	71,721	62,271	192,733	65,390	181,287

Financial (expenses) income
Interest income	281	296	842	279	856
Interest expense	(14,190)	(14,080)	(41,004)	(11,377)	(32,549)
Other financial items	(19,045)	(1,468)	(30,881)	145	(14,054)
Net financial expenses	(32,954)	(15,252)	(71,043)	(10,953)	(45,747)

Income before tax	38,767	47,019	121,690	54,437	135,540
Tax	(3,542)	(3,417)	(9,128)	15,116	9,724

Net income	35,225	43,602	112,562	69,553	145,264
Less: Net income attributable to non-controlling interests	(2,557)	(2,574)	(7,610)	(2,623)	(7,832)

Net income attributable to Golar LNG Partners LP Owners	$32,668	$41,028	$104,952	$66,930	$137,432

Weighted average units outstanding (in thousands of units):
Common units	45,663	45,663	45,663	45,663	45,663
Subordinated units	15,949	15,949	15,949	15,949	15,949
General partner units	1,257	1,257	1,257	1,257	1,257

(1)Revenues from related parties relate to the charter of the Golar Eskimo and the Golar Grand to Golar. The Golar Eskimo charter by Golar finished on June 30, 2015.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At September 30,	At December 31,
	2015	2014
(in thousands)	Unaudited	Audited

ASSETS
Short-term
Cash and cash equivalents	$38,661	$98,998
Restricted cash	23,626	25,831
Inventories	1,496	89
Other current assets	51,696	16,638
Total Short-Term Assets	115,479	141,556
Long-term
Restricted cash	168,524	146,552
Vessels and vessel under capital lease, net (1)	1,962,388	1,623,423
Intangible assets, net	13,167	16,032
Other long-term assets	25,752	28,639
Total Assets	$2,285,310	$1,956,202

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	$—	$20,000
Current portion of long-term debt	125,308	124,221
Other current liabilities	160,438	123,802
Amounts due to related parties	19,081	9,851
Total Short-Term Liabilities	304,827	277,874
Long-term
Long-term debt	1,134,186	908,311
Long-term debt due to related parties	100,000	—
Obligation under capital lease	146,833	150,997
Other long-term liabilities	16,808	17,281
Total Liabilities	1,702,654	1,354,463

Equity
Total Partners' capital	526,803	536,207
Accumulated other comprehensive loss	(11,375)	(2,086)
Non-controlling interest	67,228	67,618

Total Liabilities and Equity	$2,285,310	$1,956,202

(1) The Partnership acquired the Golar Eskimo on January 20, 2015. The fair value of the assets and liabilities of Golar Eskimo is provisional and will be finalized in due course.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2015	2015	2015	2014	2014
	Jul-Sept	Apr-Jun	Jan-Sept	Jul-Sept	Jan-Sept

OPERATING ACTIVITIES
Net income	$35,225	$43,602	$112,562	$69,553	$145,264
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,244	22,574	68,418	20,828	58,371
Deferred tax asset	974	1,212	3,464	(11,832)
Amortization of deferred charges	1,229	2,530	4,734	996	2,847
Drydocking expenditure	(3,719)	(6,121)	(12,403)	(989)	(2,468)
Unrealized foreign exchange losses/(gains)	(345)	516	(255)	(627)	(526)
Interest element included in obligations under capital leases	64	36	191	804	818
Recognition of foreign tax losses	—	—	—	—	(11,832)
Change in assets and liabilities, net of effects from purchase of subsidiaries:
Trade accounts receivable	(19,196)	(7,964)	(35,498)	21,478	(899)
Inventories	264	(785)	(799)	335	1,004
Prepaid expenses, accrued income and other assets	(2,029)	(2,309)	(2,110)	(1,565)	7,850
Other long-term assets	3,237	—	3,237	—	—
Amount due to/ from related companies	5,037	132	8,138	3,163	5,795
Trade accounts payable	(2,882)	5,098	2,504	702	1,204
Accrued expenses	1,227	(4,938)	(4,457)	(7,143)	(2,201)
Other current liabilities	17,242	(8,026)	6,209	(2,970)	353
Net cash provided by operating activities	59,572	45,557	153,935	92,733	205,580

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,274)	(837)	(3,422)	(574)	(1,293)
Acquisition of subsidiaries, net of cash acquired (1)	—	—	(5,971)	—	(155,319)
Disposals of/(additions to) unlisted investments	—	901	—	(7,271)	—
Restricted cash and short-term investments	(7,588)	10,124	2,611	(507)	(360)
Net cash (used in)/provided by investing activities	(8,862)	10,188	(6,782)	(8,352)	(156,972)

FINANCING ACTIVITIES
Proceeds from short-term debt due to related parties	—	—	—	—	20,000
Repayments of short-term debt due to related parties	—	(20,000)	—	—	—
Proceeds from long-term debt	10,000	220,000	280,000	—	75,000
Repayments of long-term debt	(23,794)	(359,270)	(484,081)	(35,946)	(74,296)
Proceeds from bond issuance	—	150,000	150,000	—	—
Repayments of obligations under capital leases	—	—	—	—	(41)
Dividends paid to non-controlling interests	(3,000)	(2,200)	(8,000)	(3,520)	(10,940)
Restricted cash and short-term investments	(16,135)	2,386	(26,479)	—	—
Cash distributions paid	(38,533)	(38,533)	(114,366)	(36,068)	(104,073)
Financing costs paid	(85)	(4,041)	(4,564)	(174)	(207)
Net cash used in financing activities	(71,547)	(51,658)	(207,490)	(75,708)	(94,557)

Net (decrease)/increase in cash and cash equivalents	(20,837)	4,087	(60,337)	8,673	(45,949)
Cash and cash equivalents at beginning of period	59,498	55,411	98,998	48,478	103,100
Cash and cash equivalents at end of period	$38,661	$59,498	$38,661	$57,151	$57,151
(1) In addition to the cash consideration paid for the acquisition of the Golar Eskimo in January 2015, there was a non-cash consideration in relation to the assumption of the bank debt of $162.8 million and recognition of the vendor loan of $220.0 million from Golar. The vendor loan was partly paid down by $120 million in June 2015 using part of the proceeds received from the high yield bond issuance in May 2015.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended September 30, 2015	Three months ended June 30, 2015
Net income	$35,225	$43,602
Add:
Depreciation and amortization	23,244	22,574
Unrealized loss/(gain) from interest rate derivatives	13,301	(5,976)
Unrealized net (gain)/loss from foreign exchange retranslation	(345)	516
Deferred costs amortization	1,229	2,530
NR Satu related deferred tax	974	1,212

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(18,608)	(19,798)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(3,243)	(3,255)

Distributable cash flow	$51,777	$41,405

Distributions declared:
Limited partners	$35,581	$35,581
General partner	2,951	2,951

Coverage ratio	1.34	1.07

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended September 30,
(in thousands)	2015	2014
Net income	$35,225	$69,553

Depreciation and amortization	23,244	20,828
Net financial expenses	32,954	10,953
Tax	3,542	(15,116)

Adjusted EBITDA	$94,965	$86,218
Annualized adjusted EBITDA	$379,860	$344,872